1. Name and Address of Reporting Person
   KASEFF, GARY L.
   40 Monument Circle
   Suite 700
   Indianapolis, IN 46204
   USA
2. Issuer Name and Ticker or Trading Symbol
   Emmis Communications Corporation
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/15/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Exec Vice Pres, Gen. Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Class A Common Stock            01/13/2003            A         5367        A   $0.0000                   D
                                                      <F1>
Class A Common Stock            01/13/2003            F         -2408       D   $23.1600                  D
Class A Common Stock            01/14/2003            S         -2959       D   $22.9900   11766          D
Class A Common Stock                                                                       814.1          I           By Profit
                                                                                                                      Sharing Plan
Class A Common Stock                                                                       3411           I           By Spouse
Class A Common Stock                                                                       1346           I           For the
                                                                                                                      Benefit of
                                                                                                                      Children

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Employee    $17.25                                                    02/28/2005 Class A                     6002    D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $19.25                                                    02/28/2004 Class A                     6000    D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $22.6875                                                  02/28/2008 Class A                     40000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $24.75                                                    02/28/2006 Class A                     19200   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $29                                                       02/28/2011 Class A                     40000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $29.12                                                    03/05/2012 Class A                     50000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $35.375                                                   02/28/2010 Class A                     40000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy

Explanation of Responses:

<F1>
Shares of Class A Common Stock aquired under Emmis' Stock Compensation Program.

SIGNATURE OF REPORTING PERSON
/s/ J. Scott Enright

DATE
01/15/2003